UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EXPLANATORY NOTE

Semi-Annual Financial Results

JIN MEDICAL INTERNATIONAL LTD., a Cayman Islands exempted company (the “Company”), is furnishing this Form 6-K to provide its unaudited condensed consolidated interim financial statements and related notes, which are attached hereto as Exhibit 99.1.

On August 4, 2026, the Company issued a press release entitled “JIN MEDICAL INTERNATIONAL LTD. Reports First Half of Fiscal Year 2026 Financial Results,” a copy of which is attached hereto as Exhibit 99.2.

Completion of Acquisition

On June 29, 2026, the Company entered into a VIE Control Acquisition and Share Issuance Agreement (the “Acquisition Agreement”) with Erhua Medical Technology (Changzhou) Co., Ltd. (“Erhua Med”), Beijing Tongsheng Technology Co., Ltd. (the “Target”), Chang Gil Lee (the “Seller”), and the share recipients identified therein solely for the limited purposes set forth in the Acquisition Agreement. Pursuant to the Acquisition Agreement, the Company and Erhua Med agreed to acquire contractual control over, and the right to receive substantially all of the economic benefits of, the Target through a series of contractual arrangements (the “VIE Agreements”). Neither the Company nor Erhua Med would acquire legal title to the equity interests of the Target. The details of the Acquisition Agreement were previously disclosed in the Company’s Form 6-K furnished on June 30, 2026.

On July 20, 2026, the Company held, in sequence, (i) a meeting of the holders of its class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), (ii) a meeting of the holders of its class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”), and (iii) an extraordinary general meeting of shareholders (the “EGM”). All proposals submitted at the respective meetings were approved. The details of the shareholder approvals were previously disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on July 20, 2026.

On July 21, 2026, the transactions contemplated by the Acquisition Agreement were completed (the “Closing”). In connection with the Closing, the applicable parties executed the VIE Agreements, which became effective as of the Closing. As a result, Erhua Med obtained contractual control over, and the right to receive substantially all of the economic benefits of, the Target, including through the equity pledge, voting proxy and exclusive option arrangements provided under the VIE Agreements.

At the closing, the Company issued an aggregate of 64,186,456 Class A Ordinary Shares to the Seller and the Seller’s designated share recipients as consideration for the transactions contemplated by the Acquisition Agreement. In addition, pursuant to the Financial Advisory Engagement Agreement dated June 9, 2026, the Company issued an aggregate of 6,418,646 Class A Ordinary Shares to Goldeenridge Ventures Ltd. and its designated nominees as compensation for financial advisory services rendered in connection with the acquisition.

As of July 28, 2026, the Company had an aggregate of 78,432,485 Ordinary Shares issued and outstanding, consisting of 73,663,428 Class A Ordinary Shares and 4,769,057 Class B Ordinary Shares. Of the issued and outstanding ordinary shares, an aggregate of 1,673,276 Class A Ordinary Shares were non-restricted shares.

Third Amended and Restated Memorandum and Articles of Association

The Company’s Third Amended and Restated Memorandum and Articles of Association, as adopted by a special resolution passed at the EGM, is attached hereto as Exhibit 3.1.

Incorporation by Reference

This report on Form 6-K (including all exhibits attached hereto other than the press release attached as Exhibit 99.2) is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-288314), initially filed with the U.S. Securities and Exchange Commission on June 25, 2025, and into each prospectus or prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Unaudited Condensed Consolidated Financial Statements and Relates Notes as of March 31, 2026 and for the Six Months Ended March 31, 2026 and 2025.
99.2	Press Release titled “JIN MEDICAL INTERNATIONAL LTD. Reports First Half of Fiscal Year 2026 Financial Results”
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer and Director

Date: August 4, 2026

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